Oracle Partners Responds to Disappointing Biolase, Inc. 2014 First Quarter Results

Says “The Time for Excuses is Over.”

Oracle Partners Continues to Seek New Directors to Improve Corporate Governance in Interest of All Shareholders

GREENWICH, Conn., May 14, 2014 /PRNewswire/ -- Oracle Partners, L.P. ("Oracle Partners"), Biolase, Inc.'s ("Biolase" or the "Company") (Nasdaq: BIOL) largest shareholder, announced its disappointment with the financial and operating results of Biolase for the first quarter ended March 31, 2014.  Larry Feinberg, the Managing Member of Oracle’s general partner stated: “We are disappointed to see Biolase post yet again dismal quarterly financial and operating results. Biolase’s Chairman and CEO, Federico Pignatelli, makes a bevy of excuses to avoid taking responsibility for the Company’s results, including blaming the litigation Oracle Partners initiated in response to Mr. Pignatelli’s improper Board manipulations.  Mr. Pignatelli’s self-serving allegations that Oracle has acted in a manner ‘hostile’ to the Company and contributed to its poor financial results are both false and materially misleading to investors. The time for excuses is over.”

The results for Q1 2014 is a continuation of the disastrous financial performance that led to the actions that have been taken by Oracle Partners to nominate a slate of directors with relevant industry experience in order to improve operational results.  Yet, Mr. Pignatelli shamelessly attempts to dodge responsibility and blame a host of other factors, including Oracle Partners’ litigation against the Company, which commenced on March 11, 2014.  Mr. Pignatelli’s attempt to blame Biolase’s poor performance on Oracle’s lawsuit is patently absurd as the suit was filed just 14 business days before the end of the quarter.  Moreover, the suit was filed as a direct result of Mr. Pignatelli’s manipulation of Biolase’s Board composition as he hopped from one theory to another -- that Biolase had a six-person Board, eight-person Board and finally four-person Board – in his attempt to entrench himself regardless of the consequences.

The Six Person Board

•	On February 28, 2014, two then current Board members, Dr. Alexander K. Arrow and Dr. Sam Low, tendered their resignations as directors of the Company at the request of Mr. Pignatelli and two independent new directors, Mr. Jeffrey M. Nugent and Mr. Paul N. Clark, were unanimously appointed by the Board to fill the resulting two vacancies.

•	On March 3, 2014, Biolase publicly announced these events in a press release and stated that its Board consists of six directors. Oracle Partners strongly believes that this is the correct and duly appointed composition of the Board.

The Eight Person Board Theory

•	On March 6, 2014, Mr. Pignatelli, who has admitted that he was furious that the new directors had questioned his leadership of the Company and whether he should continue as Chairman and CEO, caused the Company to file a Form 8-K confirming the appointments of Messrs. Clark and Nugent to the Board, but claiming the size of the Board had somehow increased to eight members. Mr. Pignatelli claimed, after-the-fact, not to have accepted the resignations of Drs. Arrow and Low, even though he had solicited those resignations and despite the Company’s own Bylaws and Delaware law, which both mandate that director resignations become effective immediately and are effective whether or not accepted by the Company or the Board. Furthermore, the Board had not approved expanding the size of the Biolase Board to eight persons.

The Four Person Board Theory

•	Mr. Pignatelli continued his efforts to manipulate the corporate governance at Biolase even after commencement of the litigation in Delaware. After Oracle Partners’ complaint in the Delaware action demonstrated the legal falsity of Mr. Pignatelli’s “Eight-Person Board Theory,” Mr. Pignatelli caused the Company to take yet a third position – this time that Drs. Arrow and Low did not resign until after the February 28 Board meeting and therefore claiming the elections of Messrs. Clark and Nugent were invalid, resulting in a four-person Board.

Mr. Feinberg stated: “At the behest of Mr. Pignatelli, the Company changed its theory of the current Board composition to suit whatever Mr. Pignatelli thought at a particular moment in time best suited his chances of retaining control of the Company. Oracle Partners, as the Company’s largest shareholder, simply could not allow such blatant manipulations to go unchallenged.” The ever-changing Board-composition theories further confirm that the Company is being conducted imperially by and for Mr. Pignatelli – not for the Company’s shareholders -- and the necessity for the new directors and corporate governance improvements we seek.”

Mr. Feinberg continued: “Oracle Partners has never commenced any proxy contest or hostile tender offer in its history of over 20 years. Oracle Partners and its affiliates do not have, nor have they ever had, any designs on controlling Biolase. Rather, it is Mr. Pignatelli who seeks to retain ultimate and absolute control over Biolase. He has pursued scorched earth tactics, at shareholders’ expense, in his efforts to retain such control. Mr. Pignatelli shoulders full responsibility for the significant legal expenses necessitated by his machinations, which left Oracle Partners with no choice other than to stand up for all shareholders and commence the Delaware litigation to establish the duly-elected six-person Board.”

Oracle Partners previously announced its nomination of four independent directors for election to the Biolase Board at the next annual meeting of shareholders. In addition to the serious corporate governance concerns discussed above, the submission of these nominations was the culmination of Oracle Partners’ longstanding dissatisfaction with the governance and financial and operational performance by the Company. While Oracle Partners hopes that the Delaware Court of Chancery grants shareholders relief from the manipulative Board practices that have been carried out by Biolase, Oracle Partners intends to vigorously advocate for its slate of nominees so that meaningful change can occur at the Company to help unlock value for all shareholders, including:

•	appointment of a full-time CEO with relevant industry and operational experience;

•	Board members with relevant industry experience with respect to the development, marketing and distribution of medical devices;

•	Board members with extensive corporate finance experience to help the Company become adequately financed with a rationale capital structure; and

•	implementation of best corporate governance practices.

About Oracle Partners, L.P.

Oracle Partners is a fundamental-research driven investment fund that is exclusively focused on the global healthcare and bioscience industries.

Additional Information and Where to Find It

Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, L.P., Oracle Associates, LLC, Oracle Investment Management, Inc. and Larry N. Feinberg (collectively, "Oracle"), together with Paul N. Clark, Jeffrey M. Nugent, Frederic H. Moll and Eric Varma, are participants in the solicitation of proxies from stockholders in connection with the 2014 Annual Meeting of Stockholders (the "Annual Meeting") of Biolase, Inc. (the "Company"). Oracle intends to file a proxy statement (the "2014 Proxy Statement") with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the Annual Meeting.

Oracle may be deemed to beneficially own 6,105,383 shares of the Company's common stock, representing approximately 16.4% of the Company's outstanding common stock. None of the other participants owns in excess of 1% of the Company's common stock. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the 2014 Proxy Statement and other relevant documents to be filed with the SEC in connection with the Annual Meeting.

Promptly after filing its definitive 2014 Proxy Statement with the SEC, Oracle intends to mail the definitive 2014 Proxy Statement and an accompanying proxy card to some or all stockholders pursuant to applicable SEC rules. STOCKHOLDERS ARE URGED TO READ THE 2014 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the definitive 2014 Proxy Statement and any other documents filed by Oracle with respect to the Company with the SEC in connection with the Annual Meeting at the SEC's website (http://www.sec.gov) or by writing to Oracle Partners, L.P., 200 Greenwich Avenue, Greenwich, CT 06830.

CONTACT:	Oracle Partners, L.P., Aileen Wiate, Chief Financial Officer, (203) 862-7900
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